January 11, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3233

Washington, DC  20549

Attention:	Tom Kluck
Bryan Hough

Re:	Mogul REIT I, LLC
Post-effective Amendment to Offering Statement on Form 1-A POS
File No. 367-00040

Acceleration Request
Requested Date: January 12, 2017
Requested Time: 4:30 p.m. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended Mogul REIT I, LLC (the “Company”) hereby respectfully requests that the above-referenced post-effective amendment to the Company’s offering statement on Form 1-A  POS (the “Offering Statement”) be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Company hereby authorizes Lauren Prevost of Morris, Manning & Martin, LLP, counsel to the Company, to make such request on its behalf.

We request we be notified of the qualification of the Offering Statement by telephone call to Lauren Prevost of Morris, Manning & Martin, LLP, at (404) 504-7744.

If you have any questions or comments regarding this acceleration request, please direct them to Ms. Prevost.

Very truly yours,
/s/ Karen Fleck
Chief Financial Officer
RM Adviser, LLC

cc: Lauren Prevost
Morris, Manning & Martin, LLP